FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited
Financial Results for the Fourth Quarter and Fiscal Year 2011 Ended June 30, 2011 And Announces Management Stock Purchase Plan

Beijing, China – Aug 15, 2011 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal fourth quarter and fiscal year 2011 ended June 30, 2011 (see attached tables).

Q4 Financial Highlights

•	Quarterly revenues of $71.9 million, representing an increase of 27.5% compared to $56.4 million year-over-year

•	Gross margin at 28.8%, as compared to 33.9% year-over-year, and 40.3% quarter-over-quarter

•	Non-GAAP net income attributable to Hollysys of $7.0 million, as compared to $6.3 million and a 11.9% increase year-over-year

•	$7.4 million cash generated from operations for the quarter, as compared to $3.9 million used quarter-over-quarter and $1.8 million provided year-over-year

•	Non-GAAP Diluted EPS at $0.13 reported for the quarter, as compared to $0.11 year-over-year

•	Record-high backlog of $296.4 million as of June 30, 2011, a 17.2% increase compared to $252.9 million year-over-year

•	Quarterly DSO of 129 days, as compared to 116 days year-over-year

Fiscal Year Financial Highlights

•	Revenues of $262.8 million, representing an increase of 51.0% compared to $174.1 million year-over-year

•	Gross margin at 34.7%, as compared to 34.6% year-over-year.

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•	Non-GAAP net income attributable to Hollysys of $42.0 million, as compared to $26.2 million and a 60.2% increase year-over-year

•	$1.8 million cash used in operations for the fiscal year 2011; cash and cash equivalents of $90.7 million as of the year end.

•	Non-GAAP Diluted EPS at $0.76 reported for the fiscal year, as compared to $0.51 year-over-year

•	DSO of 124 days, as compared to 140 days year-over-year.

•	Inventory turnover of 58 days, versus 73 days year-over-year.

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: “We are very pleased to report robust financial performance for fiscal year 2011, which is marked as a milestone year towards fulfilling our strategic growth objectives with the following remarkable highlights:

1. Both revenue and non-GAAP net income delivered unprecedented year-over-year growth, driven by growth from all of our major business lines, which is a strong validation of our growth strategy and management execution;

2. Our industrial automation demonstrated very strong growth momentum with historical record-high annual revenue and backlog reported, driven by change of market positioning from single product offering to total solution positioning bolstered by more proprietary products pushed out to the market;

3. Our high-speed rail and subway businesses delivered explosive growth during the year as expected.  Our leadership position in high-speed rail signaling market in China and strong backlog will ensure our continuous growth going forward;

4. We laid a solid foundation to further grow our businesses by investing our efforts and resources in research and development to continuously round out our product offerings; expanding our sales network and sales force to capitalize on the macro trend unfolding in China’s economy, and streamlining some of the  key operational functions, such as supply chain and inventory management;

5. We made significant progress in internationalizing Hollysys businesses through acquisition of Concord Corporation in Singapore, through which we obtained a well established channel to cross-sell our products in rail and industrial automation segments and seasoned management team to form the core of our future international team in a highly accretive manner.”

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Dr. Wang continued: “We’ve noticed the short interest on HOLI has reached historical high in the past few months. In this context, the Company believes that an important way to protect shareholder value is to limit short sellers’ ability to borrow stocks and shareholders can contribute by reviewing whether their custodians or brokers are lending their shares to third parties. It’s a common practice for brokers or custodians to lend out stocks to third parties for a fee, since investors may have approved this in a blanket agreement they signed when opening their accounts. This activity can be extremely profitable for brokers or custodians, not to mention short-sellers, but may go against the interest of the holders of our shares. We call on our shareholders who have been supportive to the Company, and have unfairly suffered, to be vigilant and make sure that they are in full control of the economic benefits of their ownership in our Company. It is prudent for our shareholders to issue an instruction to their respective brokers or custodians not to lend out their shares to third party, or alternatively, request a stock certificate be issued and be delivered to them so that shareholders are in complete control of shares of stock held.”

“In line with this topic, I would like to announce that several members of our management have decided to engage in purchases of our shares under Rule 10b5-1 plans.  This action has been approved by our board of directors.  The management persons, lead by our company Chairman and CEO, have indicated that they will commit up to $7.5 million for their purchases to demonstrate our confidence in Hollysys’ strong business fundamentals and prospects and our strong commitment to supporting and protecting our shareholders’ value during difficult times. The Rule 10b5-1 plans will be established and carried out subject to the Company’s securities trading policy.  The timing and actual numbers of shares purchased under this plan will depend on a variety of factors including regulatory restrictions on price, volume, timing, applicable legal requirements, and other market conditions. There can be no assurance that any shares will be purchased either through the plan.

“I am attaching ‘A Letter to Hollysys Investors’ with this earnings release, which I hope would provide more colors on the factors driving this fiscal year’s financial numbers and elaboration of our growth strategy going forward, and the foundation and consideration of our growth strategy’s formulation. I would like to continue to communicate with our shareholders on annual basis in this manner, to bring them up to speed on the latest strategy, direction, and most importantly, the thinking and rationale behind it. Hollysys would also like to continue to hold Annual Investor Day in this October at our Beijing premises,   which will be filled with showcasing our whole executive team, insightful presentations from various corporate executives in charge of the functions most interesting to shareholders, and facility tour, to further enhance our transparency and investor friendliness. Our shareholders who would like to participate in this annual event shall contact their brokerage firms to arrange the reservation, which is on limited availability basis.”

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The Fourth Quarter and Fiscal Year 2011 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three Months ended			Fiscal year ended
	June 30, 2011	June 30, 2010	% Change	June 30, 2011	June 30, 2010	% Change

Revenues	$71,863	56,371	27.5%	$262,842	174,089	51.0%
Integrated Contract Revenue	$67,578	53,016	27.5%	$248,576	164,118	51.5%
Products Sales	$4,285	3,355	27.7%	$14,266	9,971	43.1%
Cost of Revenues	$51,188	37,246	37.4%	$171,713	113,937	50.7%
Gross Profit	$20,675	19,125	8.1%	$91,129	60,152	51.5%
Total Operating Expenses	$12,136	9,287	30.7%	$45,886	27,080	69.4%
Selling	$6,171	3,113	98.2%	$20,446	12,152	68.3%
General and Administrative	$2,749	4,514	(39.1)%	$16,119	13,390	20.4%
Research and Development	$5,505	3,859	42.6%	$20,133	13,071	54.0%
VAT refunds and government subsidy	$(2,289)	(2,199)	4.1%	$(10,812)	(11,533)	(6.3)%
Income from Operations	$8,539	9,837	(13.2)%	$45,243	33,071	36.8%
Other income (expense), net	$408	(151)	369.6%	$(208)	(215)	(3.3)%
Gains (losses) on disposal of equity interest in equity investees	$(50)	-		$1,401	-
Dilution gain on share of an equity investee	757	-		$757	-
Share of net gains of equity investees	$488	3,314	(85.3)%	$2,848	3,958	(28.0)%
Interest expense, net	$(411)	(123)	233.5%	$(1,579)	(1,071)	47.4%
Income Tax Expenses	$2,633	6,552	(59.8)%	$6,444	7,663	(15.9)%
Non-GAAP Net income (loss) attributable to non-controlling interest	$71	47	51.6%	$(5)	1,851	(100.3)%
Non-GAAP Net Income attributable to Hollysys Automation Technologies Ltd.	$7,028	6,278	11.9%	$42,022	26,229	60.2%
Basic Non-GAAP EPS	$0.13	0.12	11.3%	$0.77	0.51	50.5%
Diluted Non-GAAP EPS	$0.13	0.11	11.9%	$0.76	0.51	51.1%

Stock-based Compensation Cost	$156	131	18.7%	$552	524	5.3%
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$6,872	6,147	11.8%	$41,470	25,705	61.3%
Basic GAAP EPS	$0.13	0.11	11.2%	$0.76	0.50	51.5%
Diluted GAAP EPS	$0.12	0.11	11.8%	$0.75	0.50	52.2%

Basic Weighted Average Common Shares Outstanding	54,692,129	54,385,044	0.6%	54,564,842	51,243,667	6.5%
Diluted Weighted Average Common Shares Outstanding	54,988,505	54,984,420	0.0%	54,949,280	51,838,294	6.0%

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Operational Results Analysis for the fourth quarter ended June 30, 2011

For the three months ended June 30, 2011, total revenues increased by 27.5% to $71.9 million, from $56.4 million in the prior fiscal year period.  Of the total revenues, revenue from integrated contracts increased by 27.5% to $67.6 million, as compared to $53.0 million for the same period of the prior year. The Company’s integrated contract revenue by segment was as followings:

(In USD million)
	Three months ended June 30,
	2011		2010
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	38.8	57.4%	24.0	45.4%
Rail Automation	22.2	32.9%	9.0	16.9%
Subway Automation	6.6	9.7%	17.5	33.0%
Nuclear automation and miscellaneous	-	-	2.5	4.7%
Total	67.6	100.0%	53.0	100.0%

As a percentage of total revenues, overall gross margin was 28.8% for the three months ended June 30, 2011, as compared to 33.9% for the same period of last year. The gross margin for integrated contracts and product sales were 26.9% and 57.6% for the three months ended June 30, 2011, as compared to 32.8% and 51.8% for the same period of last year respectively. The gross margin decrease was mainly due to a few lower margin projects or portion of projects being recognized in the quarter.

For the three months ended June 30, 2011, selling expenses were $6.2 million, compared to $5.3 million quarter over quarter, and $3.1 million year over year. The increase was mainly due to the Company’s expanded sales network and increased selling staffs.  As a percentage of total revenues, selling expenses were 8.6% compared to 9.5% quarter over quarter, and 5.5% year over year.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $2.7 million for the quarter ended June 30, 2011, representing a decrease of $1.8 million, or 39.1%, as compared to $4.5 million for the same period of prior year. The decrease was mainly due to a decrease of $1.2 million in allowance for doubtful accounts. As a percentage of total revenues, G&A expenses were 3.8% and 8.0% for the three months ended June 30, 2011 and 2010, respectively. Including the non-cash stock compensation cost recorded on a GAAP basis, G&A expenses were $2.9 million and $4.6 million for three months ended June 30, 2011 and 2010, respectively.

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Research and development expenses were $5.5 million for the three months ended June 30, 2011, compared to $3.9 million for the same period of last year, increased by $1.6 million, or 42.6%, mainly due to the Company’s increased R&D activities. As a percentage of total revenue, R&D expenses were 7.7% and 6.8% for three months ended June 30, 2011 and 2010, respectively.

The dilution gain on share of an equity investee was $0.8 million for the three months ended June 30, 2011, which was from a dilution of the equity interest in IPE Biotechnology Co., Ltd (hereafter “IPE”). In April 2011, a third party company injected $4.5 million to IPE, of which $0.9 million was recognized as the paid in capital, and the remaining $3.6 million was recognized as capital premium. As a result of this capital increment, Hollysys’ equity interest in IPE was diluted from 28.04% to 23.39%, and recognized a gain of $0.8 million from this dilution.

The share of net gains from equity investees were $0.5 million for the three months ended June 30, 2011, of which, $0.3 million was from Beijing Techenergy Ltd., the 50/50 joint venture between Hollysys and China Guangdong Nuclear Power Corp., that mainly engages in providing automation and control products and services to China’s nuclear industry.

The income tax expenses were $2.6 million the three months ended June 30, 2011, compared to $6.6 million for the prior year period. For the quarter ended June 30, 2011, Hangzhou Hollysys declared a cash dividend of $26.1 million, of $10.4 million was to be paid to Gifted Time Holdings Limited, a BVI company. According to the tax treaty between China and the BVI, the Company recognized a 10% withholding tax of $1.1 million. Excluding the withholding tax related to the dividends declaration for this quarter, and a one-time tax expense of $4.45 million related to Hollysys group re-organization recorded in the prior year period, the effective tax rate was 16.2% and 16.5% for the three months ended June 30, 2011, and 2010, respectively.

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For the three months ended June 30, 2011, the non-GAAP net income excluding non-cash stock compensation cost was $7.0 million or $0.13 per diluted share based on 55 million shares outstanding. This represents an increase of $0.7 million, or 11.9%, over the $6.3 million, or $0.11 per share based on 55 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $6.9 million, or $0.12 per diluted share representing an increase of $0.7 million, or 11.8%, over the $6.1 million, or $0.11 per share reported in the prior year period.

Operational Results Analysis for the fiscal year ended June 30, 2011

For the fiscal year 2011, total revenues increased by 51.0% to $262.8 million, from $174.1 million of the prior year. Of the total revenues, revenue from integrated contracts increased by 51.5% to $248.6 million, from $164.1 million for the prior fiscal year.  The Company’s integrated contract revenue by segment was as followings:

(In USD million)
	Fiscal year ended June 30,,
	2011		2010
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	129.0	51.9%	94.2	57.4%
Rail Automation	69.9	28.1%	28.7	17.5%
Subway Automation	45.6	18.4%	31.3	19.1%
Nuclear automation and miscellaneous	4.1	1.6%	9.9	6.0%
Total	248.6	100.0%	164.1	100.0%

As a percentage of total revenues, overall gross margin was 34.7% for the fiscal year 2011, as compared to 34.6% for last year. The gross margin for integrated contracts and product sales were 33.5% and 55.4% for the fiscal 2011, as compared to 32.8% and 63.2% for last year respectively.

For fiscal year 2011, selling expenses were $20.4 million, compared to $12.2 million year over year. The increase was mainly due to the Company’s expanded sales network and increased selling staffs.  As a percentage of total revenues, selling expenses were 7.8% and 7.0% for fiscal year 2011 and 2010, respectively.

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General and administrative expenses, excluding non-cash stock-based compensation expense, were $16.1 million for the fiscal year 2011, compared to $13.4 million year over year, representing an increase of $2.7 million, or 20.4%. As a percentage of total revenues, G&A expenses were 6.1% and 7.7% for the fiscal year 2011 and 2010, respectively. Including the non-cash stock compensation cost recorded on a GAAP basis, G&A expenses were $16.7 million and $13.9 million for fiscal year, 2011 and 2010, respectively.

Research and development expenses were $20.1 million for fiscal year 2011, compared to $13.1 million for last year, increased by $7.1 million, or 54.0%, mainly due to the Company’s increased R&D activities. As a percentage of total revenue, R&D expenses were 7.7% and 7.5% for fiscal year 2011 and 2010, respectively.

The gains on disposal of equity interest in equity investees amounted to $1.4 million for fiscal year 2011, which was mainly contributed by the gain on disposal of 29% interest in Hollysys Information Technology Co. Ltd. which Hollysys will continue to own 20% after the transaction.

The share of net gains from equity investees were $2.8 million for the fiscal year 2011, of which, $2.2  million from Beijing Techenergy Ltd., the 50/50 joint venture between Hollysys and China Guangdong Nuclear Power Corp., that mainly engages in providing automation and control products and services to China’s nuclear industry.

The income tax expenses were $6.4 million for fiscal year 2011, compared to $7.7 million for the prior year. In fiscal 2011, Hangzhou Hollysys declared a cash dividend of $26.1 million, of which $10.4 million was to be paid to Gifted Time Holdings Limited, a BVI company. According to the tax treaty between China and the BVI, the Company recognized a 10% withholding tax of $1.1 million. Excluding the withholding tax related to the dividends declaration for this quarter, and a one-time tax expense of $4.45 million related to Hollysys group re-organization recorded in the prior year, the effective tax rate was 11.2% and 9.1% for the year ended June 30, 2011 and 2010, respectively.

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For the fiscal year 2011, the non-GAAP net income excluding non-cash stock compensation cost was $42.0 million or $0.76 per diluted share based on 55 million shares outstanding. This represents an increase of $15.8 million, or 60.2%, over the $26.2 million, or $0.51 per share based on 52 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $41.5 million, or $0.75 per diluted share representing an increase of $15.8 million, or 61.3%, over the $25.7 million, or $0.50 per share reported in the prior year.

Backlog Highlights

Hollysys’ backlog as of June 30, 2011 was $296.4 million, compared to $280.9 million on March 31, 2011, and $252.9 million on June 30, 2010. The detailed breakdown of the backlog by segment is as followings:

 (In USD million)
			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2011-6-30		2011-3-31			2010-6-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	102.4	34.5%	91.5	32.6%	11.9%	85.9	34.0%	19.2%
Rail Automation	105.6	35.6%	102.9	36.6%	2.6%	50.5	20.0%	109.0%
Subway Automation	70.3	23.7%	71.7	25.5%	(1.9)%	106.2	42.0%	(33.8)%
Nuclear automation and miscellaneous	18.1	6.2%	14.8	5.3%	22.3%	10.3	4.0%	77.7%
Total	296.4	100.0%	280.9	100.0%	5.5%	252.9	100.0%	17.2%

In backlog breakdown, industrial automation backlog set another historical high in Hollysys’ history.

Cash Flow Highlights

The net cash provided by operating activities was $7.4 million for the three months ended June 30, 2011, mainly due to a decrease of $12.0 million in inventories. Including investing and financing activities, the total net cash outflow for this quarter was $5.2 million. For the fiscal year ended June 30, 2011, the total cash outflow was $28.8 million including investing and financing activities, mainly due to $16.9 million cash prepaid for acquisition of Concord, and $12.1 million repayments of bonds payable, in addition to the Company’s cash inflow and outflow during the ordinary course of business.

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Balance Sheet Highlights

As of June 30, 2011, Hollysys’ cash and cash equivalents were $90.7 million, compared to $95.9 million on March 31, 2011. For the three months ended June 30 2011, Days Sales Outstanding (“DSO”) is 129 days, as compared to 116 days year-over-year and 156 days quarter-over-quarter; and inventory turnover was 63 days, as compared to 59 year-over-year and 101 days quarter-over-quarter.  For the year ended June 30 2011, Days Sales Outstanding (“DSO”) was 124 days, as compared to 140 days year-over-year; and inventory turnover was 58 days, as compared to 73 year-over-year.

Outlook for FY 2012

Dr. Wang concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we project our revenue in the range between US $354 million and US $356 million and non-GAAP net income in the range between $57 million and $58 million on consolidated basis including newly closed acquisition, which is based on management best estimate of our current market and business conditions at this point in time, with certain level of conservatism in mind. The management would also like to maintain our earnings per share at or above one US dollar when it comes to any potential dilution effects caused by financing, incentive share scheme, or acquisition during the year.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET/9:00 PM Beijing time on Tuesday, August 16, 2011. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call.  The conference call identification number is 88140575.

1-866-519-4004 (USA)
800-930-346 (HK)
+852-24750994 (HK)
800-819-0121 (China Landline)
400-620-8038 (China Mobile)

+ 65-67239381 (International）

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In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:
http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+1-646-593-8125
investors@hollysys.com

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended June 30,		Fiscal year ended June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Integrated contract revenue	$67,578,258	$53,016,254	$248,576,098	$164,118,183
Products sales	4,284,909	3,354,531	14,265,788	9,971,013
Total revenues	71,863,167	56,370,785	262,841,886	174,089,196

Cost of integrated contracts	49,369,575	35,629,054	165,354,157	110,268,475
Cost of products sold	1,818,705	1,616,890	6,359,013	3,668,899
Gross profit	20,674,887	19,124,841	91,128,716	60,151,822

Operating expenses
Selling	6,171,298	3,113,064	20,445,846	12,152,019
General and administrative	2,904,590	4,644,693	16,671,448	13,914,091
Research and development	5,504,524	3,859,217	20,132,575	13,071,318
VAT refunds and government subsidy	(2,289,430)	(2,198,523)	(10,811,919)	(11,533,006)
Total operating expenses	12,290,982	9,418,451	46,437,950	27,604,422

Income from operations	8,383,905	9,706,390	44,690,766	32,547,400

Other income(expense), net	407,600	(151,160)	(208,093)	(215,277)
Gains (losses) on disposal of equity interest equity investees	(50,094)	-	1,400,533	-
Dilution gain on share of an equity investee	756,619	-	756,619	-
Share of net gains of equity investees	488,236	3,313,781	2,847,866	3,958,073
Interest expense, net	(410,905)	(123,201)	(1,578,610)	(1,070,772)
Income before income taxes	9,575,361	12,745,810	47,909,081	35,219,424

Income taxes expenses	2,632,545	6,551,849	6,443,967	7,663,433
Net income	6,942,816	6,193,961	41,465,114	27,555,991

Less: Net income (loss) attributable to non-controlling interest	70,544	46,523	(4,884)	1,851,453
Net income attributable to Hollysys Automation Technologies Ltd.	$6,872,272	$6,147,438	$41,469,998	$25,704,538

Weighted average number of common shares	54,692,129	54,385,044	54,564,842	51,243,667

Weighted average number of diluted common shares	54,988,505	54,984,420	54,949,280	51,838,294

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.13	0.11	0.76	0.50

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.12	0.11	0.75	0.50

Other comprehensive income
Net income	6,942,816	6,193,961	41,465,114	27,555,991
Translation adjustments	1,414,884	1,069,998	9,308,905	1,219,809
Comprehensive income	8,357,700	7,263,959	50,774,019	28,775,800

Less: Comprehensive income attributable to non-controlling interest	82,919	50,699	35,753	1,876,297
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$8,274,781	$7,213,260	$50,738,266	$26,899,503

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Aug 15, 2011

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,	March 31,
	2011	2011
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$90,669,059	$95,879,217
Contract commitment deposit in banks	4,115,733	6,389,531
Accounts receivable, net of allowance for doubtful accounts of $10,691,810 and $10,092,861	98,002,235	86,731,112
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,232,813 and $1,252,882	103,515,659	86,072,030
Other receivables, net of allowance for doubtful accounts of $249,052 and $195,186	5,057,899	4,710,432
Advances to suppliers	7,818,493	8,507,834
Amount due from related parties	12,175,447	12,360,848
Inventories, net of provision of $1,738,184 and $2,441,954	27,972,600	39,661,665
Prepaid expenses	1,018,841	1,009,817
Deferred tax assets	2,021,466	1,374,861
Assets held for sale	8,945,718	8,830,015
Income tax recoverable	1,098,806	1,021,787
Total current assets	362,411,956	352,549,149

Advance payment for acquisition of a subsidiary	16,856,148	-
Property, plant and equipment, net	59,753,192	61,430,634
Long term investments	18,571,152	17,099,657
Deferred tax assets	991,496	725,155

Total assets	458,583,944	431,804,595

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	11,528,465	4,464,801
Current portion of long-term loans	5,408,245	4,194,375
Accounts payable	63,397,616	58,987,254
Deferred revenue	43,202,760	36,551,287
Accrued payroll and related expense	6,181,626	4,436,779
Income tax payable	5,060,131	3,251,754
Warranty liabilities	2,798,800	2,383,474
Other tax payables	12,547,517	11,906,234
Accrued liabilities	5,692,209	4,807,093
Amounts due to related parties	3,338,563	3,407,299
Construction cost payable	1,882,872	6,885,517
Total current liabilities	161,038,804	141,275,867

Long-term bank loans	31,676,865	33,173,693

Total liabilities	192,715,669	174,449,560

Commitments and contingencies

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, and 54,692,129 shares issued and outstanding	54,693	54,693
Additional paid-in capital	140,373,585	140,218,045
Appropriated earnings	23,061,779	24,380,097
Retained earnings	74,741,788	66,551,198
Accumulated comprehensive income - translation adjustments	26,825,812	25,423,303
Total Hollysys Automation Technologies Ltd. stockholder’s equity	265,057,657	256,627,336

Non-controlling interest	810,618	727,699
Total equity	265,868,275	257,355,035

Total liabilities and stockholders' equity	$458,583,944	$431,804,595

Hollysys Automation Technologies, Ltd	Page 15
Aug 15, 2011

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended June 30, 2011	Fiscal year ended June 30, 2011
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$6,942,816	$41,465,114
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,030,488	4,468,592
Allowance for doubtful accounts	590,156	2,816,320
Impairment loss on long-term assets	13,564	189,659
Gain on disposal of property, plant and equipment	(268,008)	(166,177)
Losses (gains) on disposal of equity investees	50,094	(1,400,533)
Dilution gain on share of an equity investee	(756,619)	(756,619)
Share of net gains from equity investees	(488,236)	(2,847,866)
Amortization of expenses accrued for bond payable	-	31,531
Stock-based compensation	155,540	551,966
Deferred tax assets (liabilities), net	(890,765)	(1,297,968)
Changes in operating assets and liabilities:
Accounts receivable	(10,237,650)	(30,227,617)
Cost and estimated earnings in excess of billings	(17,292,763)	(42,587,603)
Inventories	12,008,746	(3,256,130)
Advance to suppliers	834,239	3,384,430
Other receivables	(251,107)	(685,398)
Deposits and other assets	2,337,734	506,365
Due from related parties	196,426	(336,128)
Accounts payable	2,719,533	18,481,215
Deferred revenue	6,196,090	7,994,334
Accruals and other payable	2,460,753	2,113,829
Due to related parties	(92,528)	(457,800)
Tax payable	2,162,000	222,993
Net cash provided by (used in) operating activities	7,420,503	(1,793,491)

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,192,574)	(16,045,183)
Proceeds from disposing property, plant and equipment	7,045	12,574
Receipt from related parties	-	27
Cash prepaid for acquisition of a subsidiary	(16,856,148)	(16,856,148)
Proceeds from disposal of equity interest in equity investees	-	3,726,997
Dividends from an equity investee	-	90,517
Net cash used in investing activities	(19,041,677)	(29,071,216)

Cash flows from financing activities:
Proceeds from short-term loans	11,232,261	15,671,580
Repayments of short-term loans	(4,425,039)	(5,924,784)
Repayments of bonds payable	-	(12,068,913)
Repayments of long-term loans	(746,000)	(1,508,614)
Proceeds from exercise of options	-	1,070,700
Net cash provided by (used in) financing activities	6,061,222	(2,760,031)

Effect of foreign exchange rate changes	349,794	4,791,852
Net decrease in cash and cash equivalents	$(5,210,158)	$(28,832,886)

Cash and cash equivalents, beginning of period	$95,879,217	$119,501,945
Cash and cash equivalents, end of period	90,669,059	90,669,059

Hollysys Automation Technologies, Ltd	Page 16
Aug 15, 2011

Reconcile GAAP Net Income to Non-GAAP Net Income

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended June 30,		Fiscal year ended June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$6,872,272	$6,147,438	$41,469,998	$25,704,538
Adjustments:
Stock-based compensation cost	155,540	131,019	551,966	524,076
Non-Gaap Net Income attributable to Hollysys Automation Technologies Ltd.	$7,027,812	$6,278,457	$42,021,964	$26,228,614